

Shareowners' Presentation

April 2010

Franklin Electric



Strategic Objective:

To be the world's premier supplier of pumping solutions for groundwater, residential, agricultural, commercial, and fueling applications.

- Global addressable market $6.5B
- Franklin share approximately 10% - #2 global competitor
- Headroom for additional growth

2009
Recession Impact on Sales
Franklin and Major Competitors

North American Groundwater and
Residential Wastewater Pump Shipments

	2009 % Decline (units)
Franklin Electric	(17%)
Balance of Industry	(33%)

1. Source: SSMPA and WSC Data.





2009
Recession Impact on Sales
Franklin and Major Competitors

	2009 % Sales Decline[1]
Pentair Water	(16.2%)
ITT Fluid	(12.4%)
Grundfos	(10.3%)
EBARA	(10.6%)
Franklin Electric Water	(9.5%)

1. Percent changes done in local currency.

Response to Recession

- Focus on cash flow
- Reduce costs
- Continue selective investment in growth strategy



Franklin Electric Financial Summary

	2007	2008	2009
Sales	$602M	$746M	$626M
EPS [1]	$1.33	$1.96	$1.29
Net Cash Flow from Operating Activities	$4M	$44M	$113M
Net Debt	$96M	$139M	$65M
Net Debt/Equity	25%	40%	17%

1. Before restructuring expenses.




Driltech

2009
Franklin Response to Global Recession

Cost Reduction

- Salary freeze
- Temporarily discontinue 401K match
- Reduce global salary headcount by 9%
- Reduce corporate staff headcount by 16%
- Fixed cost reduction $27M or 11.4%

Linares Manufacturing Complex


Motor
Pump





"Best Manufacturing Plant in Mexico"

- Business Directives Initiative Platinum Era Outfit Award

"Best Manufacturing Plant in Mexico"

- Best Places to Work Institute

"Finalist"

- Industry Week Magazine Best Plants in North America





Franklin Electric
Earnings Per Share

	4th Qtr 2009	% 4th Qtr +(-) 2008	1st Qtr 2010	% 1st Qtr +(-) 2009
EPS[1]	$0.34	+ 62%	$0.37	+ 95%

1. Before restructuring expenses.

Continue Selective Investment In Franklin Growth Strategy:

Product line extensions and geographic expansion within our core water and fueling businesses.



Vertical Complex




Driltech

Franklin Electric Sales in International Markets


$400
$350
$300
$250
$200
$150
$100
$50
$0
$122.6M
$128.9M
$148.5M
$162.5M
$193.2M
$264.9M
$353.5M
$347.0M
2002
2003
2004
2005
2006
2007
2008
2009

% of Total Franklin Sales:

2002	2003	2004	2005	2006	2007	2008	2009
35%	36%	40%	40%	35%	44%	47%	55%

Ongoing Investment in Product Development



SubDrive2W – Electronic Drive

Low-cost constant pressure solution


Status
État
Estado
SubDrive2W



SubDrive Inline 1100 –
Compact, Quiet Constant Pressure System

For homeowners on municipal water systems


SubDrive
Inline 1100

Colibri – Fuel Tank Monitoring System



Colibri
[FMS]/Inventory (Summary)
Product 1
Product 1
Product 2
349 gal
349 gal
393 gal
Product 2
Product 3
Product 3
393 gal
436 gal
436 gal
10:40
08/06/09
Franklin Fueling Systems





Franklin Electric